Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
     We hereby consent to the incorporation by reference in the Registration Statements on Form S-3 (Nos. 333-147201 and 333-156394) and Form S-8 (Nos. 333-38912, 333-61925, 333-122172, and 333-153444) of Forest City Enterprises, Inc. of our report dated March 30, 2009, except with respect to our opinion on the consolidated financial statements in so far as it relates to the effects of the discontinued operations as discussed in Note R, changes in accounting for certain convertible debt instruments and non-controlling interests and in the computation of earnings per share as discussed in Note A, as to which the date is October 19, 2009 relating to the financial statements, financial statement schedules, and the effectiveness of internal control over financial reporting which appear in this Current Report on Form 8-K.
/s/ PRICEWATERHOUSECOOPERS LLP
Cleveland, Ohio
October 19, 2009